UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 333-136061

A. (Full title of the Plan)

Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan

B. (Name of issuer of the securities held pursuant to the Plan) The Dress Barn, Inc. (Address of principal executive office) 30 Dunnigan Drive Suffern, NY 10901

DRESS BARN INC. 401(k) PROFIT SHARING
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Assets Available for Benefits as of July 31, 2006 and 2005	2

Statement of Changes in Assets Available for Benefits for the Year Ended July 31, 2006	3

Notes to Financial Statements as of July 31, 2006 and 2005 and for the Year Ended July 31, 2006	4-9

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of July 31, 2006	10

Form 5500, Schedule H, Part IV, Question 4a—Delinquent Participant Contributions for the Year Ended July 31, 2006	11

SIGNATURE	12

EXHIBIT INDEX:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	13

All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Plan Committee and Participants of
Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan (the “Plan”) as of July 31, 2006 and 2005, and the related statement of changes in assets available for benefits for the year ended July 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of July 31, 2006 and 2005, and the changes in assets available for benefits for the year ended July 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York
April 11, 2008

DRESS BARN, INC. 401(k) PROFIT SHARING
RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2006 AND 2005

	2006	2005

ASSETS:
Participant directed investments-at fair value:
Mutual funds	$34,851,726	$56,643,674
The Dress Barn, Inc. common stock	8,604,378	5,039,694
Participant loans	2,976,487	2,644,403
Investments, at fair value	46,432,591	64,327,771

Participant directed investments - at contract value-
Common collective trust	-	6,969,946

Total investments	46,432,591	71,297,717

Receivables:
Due from brokers (Note 1)	35,783,022	-
Employer contributions	476,615	445,753
Participant contributions	511,765	490,773
Receivables for securities sold	26,226	64,469

Total receivables	36,797,628	1,000,995

ASSETS AVAILABLE FOR BENEFITS	$83,230,219	$72,298,712

See notes to financial statements.

THE DRESS BARN, INC. 401(k) PROFIT SHARING
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JULY 31, 2006

ADDITIONS:
Contributions:
Participant contributions	$5,846,072
Employer contributions	1,798,552
Participant rollovers	297,360

Total contributions	7,941,984

Investment income:
Net appreciation in fair value of investments	5,129,349
Dividend income	3,328,177
Interest	434,568

Net investment income	8,892,094

Total additions	16,834,078

DEDUCTIONS:
Benefits paid to participants	5,657,422
Administrative expenses	245,149

Total deductions	5,902,571

NET INCREASE IN ASSETS	10,931,507

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	72,298,712

End of year	$83,230,219

See notes to financial statements.

DRESS BARN, INC. 401(k) PROFIT SHARING
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JULY 31, 2006 AND 2005 AND FOR THE YEAR ENDED JULY 31, 2006

1.	DESCRIPTION OF THE PLAN

The following description of the Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information of the Plan provisions.

General-The Plan is a defined contribution plan covering substantially all employees of The Dress Barn, Inc. and its participating affiliates (the “Company”) who have one year of service and have attained the age of 21. In conjunction with the establishment of the Plan, Riggs Bank N.A. was appointed trustee and USI Consulting Group was named as the recordkeeper of the Plan. Riggs Bank was subsequently purchased by PNC Bank N.A. (“PNC”), which became the Plan trustee beginning May 13, 2005. Effective as of October 1, 2005, Wachovia Bank replaced PNC as trustee of the Plan. In a resolution dated June 1, 2006, the Plan Sponsor terminated Wachovia Bank as the trustee and USI Consulting Group as recordkeeper of the Plan and appointed CitiStreet as the new recordkeeper and State Street Bank as the new trustee of the Plan, all to become effective as of August 1, 2006. In connection with these changes, on July 31, 2006 certain Plan investments in the amount of $35,783,022 were liquidated from Wachovia Bank and transferred to State Street Bank. The transaction is reflected as a receivable due from brokers as of July 31, 2006 on the statement of assets available for benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During 2005, The Dress Barn, Inc. acquired Maurices, Inc. (“Maurices”). Effective February 1, 2005, the Maurices employees were offered the opportunity to participate in the Plan and to transfer their account balances from the plan sponsored by their former parent, ARG Corp., into this Plan.

Pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), effective March 28, 2005, plans that provide for “cash-outs” of benefits upon termination of employment must automatically rollover a participant's account to an Individual Retirement Account (“IRA”) in the absence of a benefit election made by the participant if the value of the account is between $1,000 and $5,000. Effective as of March 28, 2005, the Plan was amended to require the automatic rollover of such accounts to an IRA.

Contributions-Each year, participants may elect to contribute up to 75% of their annual pre-tax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Each year, the Company may make a discretionary matching contribution to the Plan based on the quarterly compensation that a participant contributes to the Plan. As of February 1, 2005, the Company's discretionary matching contribution was 5% of the participant's quarterly compensation. Prior to February 1, 2005 the discretionary matching contribution was 6%. During the year ended July 31, 2006, the Company's matching contributions totaled $1,798,552. Additional amounts may be contributed at the discretion of the Company's Board of Directors. No such additional discretionary contributions were made for the year ended July 31, 2006. Participants may also rollover amounts representing distributions from other qualified defined benefit and defined contribution plans.

Participant Accounts-Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments-Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in accordance with the participants' allocation. The Plan currently offers fifteen mutual funds, a common collective trust, and The Dress Barn, Inc. common stock as investment options for participants.

Vesting-Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service.

Matching Contributions

Years of Service	Percent Vested

Less than 3	0%

3 or more	100%

Discretionary Profit Sharing Contributions

Years of Service	Percent Vested

1	20%

2	40%

3	60%

4	80%

5	100%

Participant Loans-Participants may borrow from their fund accounts up to a maximum of $50,000 (reduced by the excess of the highest outstanding balance of loans over the last 12 months, over the outstanding balance of the loans on the date of the loan) or 50 percent of the present value of non-forfeitable accrued benefit of the participant, whichever is less. Loans must be at least $500. Generally, the term of the loan may not exceed five years. However, if the term of the loan is for the purchase of a participant’s principal residence, the Plan administrator may permit a longer term. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits-On termination of service, a participant may receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Forfeited Accounts-At July 31, 2006 and 2005, forfeited non-vested accounts totaled $113,486 and $60,221, respectively. These accounts may be used to pay administrative expenses or reduce future employer contributions. There were no forfeited non-vested amounts used to reduce employer contributions or to pay administrative expenses for the year ended July 31, 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds and a common collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition-The Plan's investments are stated at fair value. Quoted market prices are used to value investments excluding the common collective trust. Shares of mutual funds are valued at the underlying quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Dress Barn, Inc. common stock is recorded at quoted market price. The Gartmore Stable Value Fund is a common collective trust (“CCT”) which is an investment fund of Gartmore Trust Company. The CCT primarily owns investment contracts that invest in conventional, synthetic and separate account investment contracts (collectively “contracts”) issued by life insurance companies, banks and other financial institutions. In addition, the CCT invests in fixed income securities issued by banks, corporations and the U.S. Government. The contracts are valued at contract value, which represents invested principal plus accrued interest thereon. In determining contract value, Gartmore Trust Company considers such factors as the benefit responsiveness of the contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by the issuer of an investment security. Participant loans are recorded at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a reduction of net appreciation (depreciation) in fair value of investments.

Administrative Expenses-Certain administrative expenses are paid by the Plan or Plan sponsor as provided in the Plan document.

Payment of Benefits-Benefit payments to participants are recorded upon distribution. There were no amounts due to participants who elected to withdraw from the Plan as of July 31, 2006 and 2005.

During the year ended July 31, 2006, defaulted loans in the amount of $255,283 were written off as distributions to participants. This amount is included in benefits paid to participants on the statement of changes in assets available for benefits for the year ended July 31, 2006. In addition, certain loans in the amount of $27,436 were distributed to participants for tax purposes in the form of deemed distributions. (Note 8)

New Accounting Pronouncement─In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. Plan management is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its assets available for benefits and changes in assets available for benefits when such statement is adopted.

3.	INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's assets available for benefits as of July 31, 2006 and 2005 are as follows:

	2006	2005

American Bond Fund, 384,660 and 356,500 shares, respectively	$5,035,202	$4,784,242
American Investors Co of America, 0 and 249,570 shares, respectively	-	7,888,921
The American Balanced Fund, 0 and 401,255 shares, respectively	-	7,283,312
Gartmore Stable Value Fund, 0 and 368,408 shares, respectively	-	6,969,946
Eaton Vance Large Cap Fund, 446,239 and 436,857 shares, respectively	8,750,759	7,924,580
The Dress Barn, Inc. common stock, 398,720 and 206,714 shares, respectively	8,604,378	5,039,694
American Europacific Growth Fund, 136,317 and 115,285 shares, respectively	6,055,203	4,319,716
Goldman Sachs Mid Cap Value Fund, 154,865 and 144,263 shares, respectively	5,655,679	5,335,249
Sentinel Small Company Fund A, 0 and 757,621 shares, respectively	-	6,038,237
American Funds Growth Fund A, 181,679 and 165,615 shares, respectively	5,695,647	4,839,263

During the year ended July 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

The Dress Barn, Inc. Common Stock	$3,832,499
American Bond Fund	(125,661)
American Europacific Growth Fund	862,291
American Funds Growth Fund A	361,339
American Investors Co of America	408,053
Calvert Income Fund A	(11,137)
Columbia Large Cap Index Fund A	72,641
Eaton Vance Floating Rate Fund A	28
Eaton Vance Income Fund of Boston	(5,215)
Eaton Vance Large Cap Fund	651,600
Evergreen International Bond Fund A	(20,842)
Fidelity Advisors Mid Cap Fund	(364,102)
Goldman Sachs Mid Cap Value Fund	(54,294)
Pioneer Strategic Income Fund A	(18,651)
Sentinel Small Company Fund A	(448,743)
The American Balanced Fund	(10,457)

Net appreciation in fair value of investments	$5,129,349

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by PNC Bank. PNC was the trustee of the Plan until October 1, 2005. Effective as of October 1, 2005, Wachovia Bank replaced PNC as trustee of the Plan. During the year ended July 31, 2006, fees paid by the Plan for investment management services were included as a reduction of the investment return earned on each fund.

At July 31, 2006 and 2005, the Plan held 398,720 and 206,714 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $4,140,492 and $3,414,094, respectively. During the year ended July 31, 2006, the Plan recorded no dividend income.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

5.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted participant contributions withheld for one employee in the amount of $129 to the trustee on February 2, 2007, which was later than required by Department of Labor (“DOL”) Regulation 2510.3-102. The Company intends to file Form 5330 with the Internal Revenue Service and will pay the required excise tax on the transaction. In addition, the participant’s account will be credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 25, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Participant loans on the statement of assets available for benefits differs from participant loans reported on Form 5500 as of July 31, 2006 because certain conditions applied which causes the loans to be reported as deemed distributions for tax purposes. The loans are reported as Plan assets for financial statement purposes as determined by the written terms of the Plan document and related Plan policies. Benefits paid to participants pursuant to the statement of changes in assets available for Plan benefits differs from benefit payments reported on Form 5500 because these loans were deemed distributed for tax purposes during the current year.

The following is a reconciliation of participants loans reported per the financial statements to the Form 5500 as of July 31, 2006:

Participant loans per the financial statements	$2,976,487
Amounts deemed distributed for tax purposes	(27,436)
Participant loans per the Form 5500	$2,949,051

The following is a reconciliation of certain deemed distributions of participant loans per the financial statements to the Form 5500 for the year ended July 31, 2006:

Certain deemed distributions of participant loans per the financial statements	$-
Amounts deemed distributed for tax purposes	27,436
Deemed distributions per the Form 5500	$27,436

9.	SUBSEQUENT EVENTS

In a resolution dated June 1, 2006, the Plan Sponsor terminated Wachovia Bank as the trustee and USI Consulting Group as recordkeeper of the Plan and appointed CitiStreet as the new recordkeeper and State Street Bank as the new trustee of the Plan, which became effective as of August 1, 2006. However, certain Plan investments in the amount of $35,783,022 were liquidated and transferred on July 31, 2006. The transaction is reflected as a receivable due from brokers as of July 31, 2006 on the statement of assets available for benefits.

* * * * * *

DRESS BARN, INC. 401(k) PROFIT SHARING	Plan EIN: 06-0812960
RETIREMENT SAVINGS PLAN	Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JULY 31, 2006

(a) (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value

* The Dress Barn, Inc.	Common Stock		$8,604,378
BlackRock Funds	Mutual Fund		350
American Bond Fund	Mutual Fund		5,035,202
American Europacific Growth Fund	Mutual Fund		6,055,203
American Funds Growth Fund A	Mutual Fund		5,695,647
Eaton Vance Large Cap Value Fund	Mutual Fund		8,750,759
Fidelity Advisors Mid Cap Fund	Mutual Fund		3,658,886
Goldman Sachs Mid Cap Value Fund	Mutual Fund		5,655,679
* Various participants	Participant loans (maturing August, 2006-2010 at interest rates of 5.0% - 12.0%)		2,976,487

			$46,432,591

*	Party-in-interest
**	Cost basis is not required for participant directed investments and therefore is not included.

DRESS BARN 401(k) PROFIT SHARING RETIREMENT SAVINGS PLAN	Plan EIN: 06-0812960
Plan Number: 002
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED JULY 31, 2006

Identity of Party	Relationship to Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount

The Dress Barn, Inc.	Employer/Plan sponsor
Participant contributions withheld from one employee during the Plan year ended July 31, 2006 were not remitted within the time period prescribed by DOL Regulation 2510.3-102. The participant contribution was deposited on February 2, 2007. The Company intends to file Form 5330 with the Internal Revenue Service and intends to pay the required excise tax on the transaction. In addition, the participant account will be credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.
$ 129

DRESS BARN, INC. 401(k) PROFIT SHARING RETIREMENT SAVINGS PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dress Barn, Inc. 401(k) Profit Sharing Retirement Savings Plan
(Name of the Plan)

By: /s/ Armand Correia
Senior Vice President, Chief Financial Officer and Member of the Plan Committee
The Dress Barn, Inc.

April 14, 2008